   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 24, 2000

                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                        SILICON STORAGE TECHNOLOGY, INC.
             (Exact name of Registrant as specified in its charter)

                  CALIFORNIA                                      77-0225590
       (State or Other Jurisdiction of                         (I.R.S. Employer
        Incorporation or Organization)                      Identification Number)

                               1171 SONORA COURT
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 735-9110
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                    BING YEH
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        SILICON STORAGE TECHNOLOGY, INC.
                               1171 SONORA COURT
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 735-9110
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

          MARK P. TANOURY, ESQ.                       WILLIAM M. KELLY, ESQ.
         MATTHEW W. SONSINI, ESQ.                     DAVIS POLK & WARDWELL
            COOLEY GODWARD LLP                         1600 EL CAMINO REAL
          FIVE PALO ALTO SQUARE                    MENLO PARK, CALIFORNIA 94025
           3000 EL CAMINO REAL                            (650) 752-2000
       PALO ALTO, CALIFORNIA 94306
              (650) 843-5000

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is to be a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

                                                                           PROPOSED            PROPOSED
                                                     AMOUNT TO BE      MAXIMUM OFFERING    MAXIMUM AGGREGATE       AMOUNT OF
        TITLE OF SHARES TO BE REGISTERED             REGISTERED(1)    PRICE PER SHARE(2)   OFFERING PRICE(2)   REGISTRATION FEE
Common stock, no par value, (together with
  associated preferred stock purchase rights)...       4,025,000           $54.90625         $220,997,656           $58,344

(1) Includes 525,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee and calculated in accordance with Rule 457(c) under the Securities Act of 1933 on the basis of the high and low prices of Silicon Storage
    Technology, Inc.'s common stock on February 22, 2000 as quoted on the Nasdaq National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
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                    SUBJECT TO COMPLETION, FEBRUARY 24, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                3,500,000 Shares

                                   [SST LOGO]

                                  Common Stock

                                  -----------

    We are selling 3,500,000 shares of common stock. Our common stock is listed on The Nasdaq Stock Market's National Market under the symbol "SSTI." On February 23, 2000, the last reported sale price for our common stock was $55.1875 per share.

    The underwriters have an option to purchase a maximum of 525,000 additional shares to cover over-allotments of shares.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                               UNDERWRITING
                                                            PRICE TO           DISCOUNTS AND          PROCEEDS
                                                             PUBLIC             COMMISSIONS            TO SST
                                                       -------------------  -------------------  -------------------
Per Share............................................           $                    $                    $
Total................................................           $                    $                    $

    Delivery of the shares of common stock will be made on or about
             , 2000.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY

                C.E. UNTERBERG, TOWBIN

                                FAHNESTOCK & CO. INC.

                                                 KAUFMAN BROS., L.P.

              The date of this prospectus is              , 2000.

                                 --------------

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUMMARY....................      3
RISK FACTORS..........................      7
USE OF PROCEEDS.......................     17
UNDERWRITING..........................     18
NOTICE TO CANADIAN RESIDENTS..........     20
LEGAL MATTERS.........................     21
EXPERTS...............................     21

                                          PAGE
                                        --------
WHERE YOU CAN FIND MORE INFORMATION...     21
INFORMATION INCORPORATED BY
  REFERENCE...........................     22
DISCLOSURE REGARDING FORWARD-LOOKING
  STATEMENTS..........................     22

                                 --------------

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION IN THIS PROSPECTUS CONCERNING US AND THE COMMON STOCK BEING SOLD IN THIS OFFERING AND THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE STATED, INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION TO PURCHASE AN ADDITIONAL 525,000 SHARES OF COMMON STOCK IS NOT EXERCISED. UNLESS THE CONTEXT REQUIRES OTHERWISE, REFERENCES IN THIS PROSPECTUS TO "WE," "US," "OUR" AND "SST" REFER TO SILICON STORAGE TECHNOLOGY, INC. AND OUR WHOLLY OWNED SUBSIDIARIES.

                        SILICON STORAGE TECHNOLOGY, INC.

    We are a leading supplier of flash memory semiconductor devices for the digital consumer, networking, wireless communication and Internet computing markets. Flash memory is nonvolatile memory that does not lose data when the power source is removed and is capable of electrically erasing selected blocks of data. We believe our proprietary flash memory technology, SuperFlash, offers superior performance to other flash memory solutions. We have three standard flash memory product families: the small-sector flash family, the multi-purpose flash family and the many-time programmable flash family. These families allow us to produce products optimized for cost and functionality to support a broad range of applications that use nonvolatile memory products. We believe the benefits of SuperFlash include high reliability, fast write performance, ability to be scaled to a smaller size and a low-cost manufacturing process.

    We offer over 40 products based on our SuperFlash design and manufacturing process technology. These products include flash memory products, application specific memory products, flash embedded controllers and mass storage products. Our memory devices have densities ranging from 256 Kbit to 16 Mbit and are generally used for the storage of program code. Our flash embedded microcontrollers support concurrent flash read-while-write operations using In-Application Programming. We also offer mass storage products that are used for storing images, music and other data in devices such as digital cameras and MP3 players.

    Our customers include 3Com, Acer, Apple, Compaq, Diamond Multimedia, FIC, Hyundai, Intel, IBM, LG, Lucent, Motorola, Panasonic, Samsung, Sanyo, Siemens and Sony. In addition, we have recently added Cisco and Nortel as new customers. We also license our SuperFlash technology to leading semiconductor companies including Analog Devices, ATMI, IBM, ISD, Motorola, Samsung, Sanyo, Seiko-Epson and TSMC to embed in semiconductor devices that integrate flash memory with other functions on a single chip. Our products are manufactured at leading wafer foundries and semiconductor manufacturers including Samsung Electronics, Sanyo, Seiko-Epson, TSMC and UMC. We also work with IBM, Samsung Electronics, Sanyo, Seiko-Epson and TSMC to develop new technology for manufacturing our products.

    Our objective is to be the leading worldwide supplier of flash memory devices and intellectual property for program code storage applications. In addition, we intend to leverage our SuperFlash technology to penetrate the high density mass storage markets. We intend to achieve our objectives by:

    - maintaining a leading position in the program code storage market;

    - continuing to enhance our leading flash memory technology;

    - introducing new products based on our SuperFlash technology;

    - maintaining a leading position in licensing embedded flash technology; and

    - penetrating the high density mass storage market.

    We were incorporated in 1989 in California. Our principal executive offices are located at 1171 Sonora Court, Santa Clara, CA 94086, and our telephone number is (408) 735-9110.

    "SuperFlash" and the SST logo are our registered trademarks and In-Application Programming, SSF, MPF and MTP are our trademarks. This prospectus also includes trademarks owned by other parties.

                          CONCURRENT PRIVATE PLACEMENT

    Concurrent with this offering, Acer Investment Worldwide Incorporated, an Acer Group company, has agreed to purchase 168,000 shares of common stock in a concurrent private placement at the public offering price. Acer's obligation to purchase the shares will terminate if the registration statement related to this offering is not declared effective by the Securities and Exchange Commission prior to July 1, 2000.

                                  THE OFFERING

Common stock offered in this offering................  3,500,000 shares
Common stock offered in the private placement........  168,000 shares
Common stock outstanding after this offering and the
  private placement..................................  28,614,212 shares
Use of proceeds......................................  Working capital, general corporate purposes, possible acquisitions of businesses or
                                                       technologies and possible production capacity
                                                       commitments. See "Use of Proceeds."
Nasdaq National Market Symbol........................  SSTI

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of December 31, 1999, and excludes:

    - 3,206,000 shares subject to options outstanding as of December 31, 1999, at a weighted average exercise price of $4.226 per share;

    - 1,315,000 additional shares that we could issue under our stock option plans; and

    - 649,000 shares that we could issue under our employee stock purchase plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31
                                               ----------------------------------------------------
                                                 1995       1996       1997       1998       1999
                                               --------   --------   --------   --------   --------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net revenues:
  Product revenues...........................  $38,283    $90,638    $73,796    $ 66,875   $118,242
  License revenues...........................    1,245      2,652      1,526       2,536      6,552
                                               -------    -------    -------    --------   --------
    Total net revenues.......................   39,528     93,290     75,322      69,411    124,794
Cost of revenues.............................   26,360     59,494     62,747      62,703     94,652
                                               -------    -------    -------    --------   --------
Gross profit.................................   13,168     33,796     12,575       6,708     30,142
                                               -------    -------    -------    --------   --------

Operating expenses:
  Research and development...................    4,058      6,948      8,744      14,527     18,199
  Sales and marketing........................    2,455      5,292      6,587       7,290     10,576
  General and administrative.................    1,464      3,370      9,479       4,592      3,800
  In-process research and development........       --         --         --          --      2,011
                                               -------    -------    -------    --------   --------
    Total operating expenses.................    7,977     15,610     24,810      26,409     34,586
                                               -------    -------    -------    --------   --------
Income (loss) from operations................    5,191     18,186    (12,235)    (19,701)    (4,444)
Interest and other income, net...............      517      1,763      2,146       1,573        730
Interest expense.............................     (273)        --         --         (31)      (214)
                                               -------    -------    -------    --------   --------
Income (loss) before provision for (benefit
  from) income taxes.........................    5,435     19,949    (10,089)    (18,159)    (3,928)
Provision for (benefit from) income taxes....     (594)     7,598     (3,165)       (571)        88
                                               -------    -------    -------    --------   --------
Net income (loss)............................  $ 6,029    $12,351    $(6,924)   $(17,588)  $ (4,016)
                                               =======    =======    =======    ========   ========
Net income (loss) per share--basic...........  $  0.70    $  0.54    $ (0.30)   $  (0.77)  $  (0.17)
                                               =======    =======    =======    ========   ========
Net income (loss) per share--diluted.........  $  0.32    $  0.49    $ (0.30)   $  (0.77)  $  (0.17)
                                               =======    =======    =======    ========   ========

                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 1,223      $191,828
Working capital.............................................   25,843       216,448
Total assets................................................   88,806       279,411
Long-term obligations.......................................      446           446
Total shareholders' equity..................................  $41,015      $231,620

    See Note 1 of the Notes to the Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing per share data.

    The as adjusted balance sheet data gives effect to the net proceeds from the sale of 3,500,000 shares of common stock offered by us in this offering at an assumed public offering price of $55.1875 per share after deducting the underwriting discounts and commissions and estimated offering expenses. The as adjusted balance sheet data also gives effect to the net proceeds from the sale of 168,000 shares in the private placement at the assumed public offering price.

                     QUARTERLY CONSOLIDATED FINANCIAL DATA

    The following table presents our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 1999. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements incorporated by reference in this prospectus, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those discussed in "Risk Factors."

                                                                         QUARTER ENDED
                                    ---------------------------------------------------------------------------------------
                                    MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31
                                      1998       1998       1998        1998       1999       1999       1999        1999
                                    --------   --------   ---------   --------   --------   --------   ---------   --------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues:
  Product revenues................  $15,754    $16,422     $17,333    $17,366    $17,793    $20,433     $32,508    $47,508
  License revenues................      611        402         806        717        535      2,558       2,639        820
                                    -------    -------     -------    -------    -------    -------     -------    -------
    Total net revenues............   16,365     16,824      18,139     18,083     18,328     22,991      35,147     48,328
Gross profit (loss)...............    1,975      3,418       1,902       (587)     1,349      4,966       9,206     14,621
Income (loss) from operations.....   (3,866)    (3,513)     (5,373)    (6,949)    (6,788)    (3,831)        773      5,402
Net income (loss).................   (2,325)    (1,242)     (7,273)    (6,748)    (6,577)    (3,630)        448      5,743
Net income (loss) per
  share--basic....................  $ (0.10)   $ (0.05)    $ (0.32)   $ (0.29)   $ (0.28)   $ (0.15)    $  0.02    $  0.23
Net income (loss) per
  share--diluted..................  $ (0.10)   $ (0.05)    $ (0.32)   $ (0.29)   $ (0.28)   $ (0.15)    $  0.02    $  0.21

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING AN INVESTMENT DECISION. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY RISKS FACING OUR COMPANY. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE ARE NOT SERIOUS MAY ALSO IMPAIR OUR BUSINESS AND OUR FINANCIAL CONDITION. OUR BUSINESS COULD BE HARMED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AT ANY TIME DUE TO ANY OF THESE RISKS AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. IN ASSESSING THESE RISKS, YOU SHOULD ALSO REFER TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND RELATED NOTES.

                         RISKS RELATED TO OUR BUSINESS

OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, AND AN UNANTICIPATED DECLINE IN REVENUE MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR STOCK PRICE.

    Our recent growth rate may not be sustainable and you should not use our past financial performance to predict future operating results. We have incurred net losses for the past three fiscal years. Our recent quarterly and annual operating results have fluctuated, and will continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are out of our control:

    - the availability, timely deliverability and cost of wafers from our suppliers;

    - competitive pricing pressures and related changes in selling prices;

    - fluctuations in manufacturing yields and significant yield losses which affect our ability to fulfill orders;

    - new product announcements and introductions for competing products by us or our competitors;

    - product obsolescence;

    - lower of cost or market inventory adjustments;

    - unpredictability of changes in demand for, or in the mix of, our products;

    - the gain or loss of significant customers;

    - market acceptance of products utilizing our SuperFlash technology;

    - changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;

    - exchange rate fluctuations;

    - general economic, political and environmental-related conditions, such as natural disasters;

    - difficulties in forecasting, planning and management of inventory levels;

    - unanticipated research and development expenses associated with new product introductions; and

    - the timing of significant orders and of license and royalty revenue.

    A downturn in the market for consumer products such as personal computers and cellular telephones that incorporate our products can also harm our operating results.

    We typically receive and fulfill a majority of our orders within the quarter, with a substantial portion occurring during the last month of the quarter. One reason for this is that our products are primarily sold to large manufacturers, which, typically place orders at or near the end of a quarter. As a result, we may not learn of revenue shortfalls until late in a quarter and may not be able to predict future revenues with accuracy. Additionally, our costs consist of salaries for personnel and materials that must be ordered several months in advance. These costs are based in part on our expectations for future revenues and are relatively fixed in the short term. As a result, any revenue shortfall below expectations could harm our business.

WE DEPEND ON A LIMITED NUMBER OF FOREIGN FOUNDRIES TO MANUFACTURE OUR PRODUCTS, AND THESE FOUNDRIES MAY NOT BE ABLE TO SATISFY OUR MANUFACTURING REQUIREMENTS WHICH COULD CAUSE OUR REVENUES TO DECLINE.

    We outsource all of our manufacturing with the exception of limited testing activities. We currently buy all of our wafers, and sorted die, from a limited number of suppliers. During 1999, substantially all of our products were manufactured by two foundries, Sanyo Electric Co., Ltd. in Japan and Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, in Taiwan. We anticipate that these foundries will continue to manufacture the majority of our products in 2000. If these suppliers fail to satisfy our requirements on a timely basis and at competitive prices we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm our operating results.

    Given the current constraints on worldwide semiconductor manufacturing capacity, our revenues for the next several quarters will largely be determined by our ability to obtain adequate wafer supplies from our foundries. We are currently unable to meet all of the demand for our products, and have in the past failed to meet scheduled shipment dates, due to our inability to obtain a sufficient supply of wafers and sorted die from our foundries. The foundries with which we currently have arrangements, together with any additional foundry at which capacity might be obtained, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and in ramping new product production and could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by the foundries. Such disruptions, shortages and price increases could seriously harm our operating results.

IF WE ARE UNABLE TO INCREASE OUR MANUFACTURING CAPACITY, OUR REVENUES MAY
DECLINE.

    In order to grow, we need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would limit our capacity. In addition, we have not secured adequate capacity beyond this year. If we cannot satisfactorily increase our manufacturing capacity, our ability to grow will be severely impaired and this may harm our operating results.

OUR COST OF REVENUES MAY INCREASE IF WE ARE REQUIRED TO PURCHASE MANUFACTURING CAPACITY IN THE FUTURE.

    To obtain additional manufacturing capacity, we may be required to make deposits, equipment purchases, loans, joint ventures, equity investments or technology licenses in or with wafer fabrication companies. These transactions could involve a commitment of substantial amounts of our capital and technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing.

IF OUR FOUNDRIES FAIL TO ACHIEVE ACCEPTABLE WAFER MANUFACTURING YIELDS, WE WILL EXPERIENCE HIGHER COSTS OF REVENUES AND REDUCED PRODUCT AVAILABILITY.

    The fabrication of our products requires wafers to be produced in a highly controlled and ultra-clean environment. Semiconductor companies that supply our wafers sometimes have experienced problems achieving acceptable wafer manufacturing yields. Semiconductor manufacturing yields are a function of both our design technology and the foundry's manufacturing process technology. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the wafers are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore we rely on independent foreign foundries for our wafers which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our foundries fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which would harm our operating results.

IF OUR FOUNDRIES DISCONTINUE THE MANUFACTURING PROCESSES NEEDED TO MEET OUR DEMANDS, OR FAIL TO UPGRADE THE TECHNOLOGIES NEEDED TO MANUFACTURE OUR PRODUCTS, WE MAY FACE PRODUCTION DELAYS AND LOWER REVENUES.

    Our wafer and product requirements typically represent a small portion of the total production of the foundries that manufacture our products. As a result, we are subject to the risk that a foundry will cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our foundries will continue to devote resources to advance the process technologies on which the manufacturing of our products is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

OUR DEPENDENCE ON THIRD-PARTY SUBCONTRACTORS TO ASSEMBLE AND TEST OUR PRODUCTS SUBJECTS US TO A NUMBER OF RISKS, INCLUDING AN INADEQUATE SUPPLY OF PRODUCTS AND HIGHER COSTS OF MATERIALS.

    We depend on independent subcontractors to assemble and test our products. Our reliance on these subcontractors involves the following significant risks:

    - reduced control over delivery schedules and quality;

    - the potential lack of adequate capacity during periods of strong demand;

    - difficulties selecting and integrating new subcontractors;

    - limited warranties on products supplied to us;

    - potential increases in prices due to capacity shortages and other factors; and

    - potential misappropriation of our intellectual property.

    These risks may lead to increased costs, delayed product delivery or loss of competitive advantage which would harm our profitability and customer relationships.

OUR GROWTH DEPENDS UPON OUR ABILITY TO COMMERCIALIZE PRODUCTS FOR COMMUNICATIONS AND CONSUMER ELECTRONICS APPLICATIONS.

    In 1998 and 1999, the majority of our revenues came from PC BIOS and PC peripheral applications. However, communications and consumer electronics applications are central to our growth strategy. We believe that products for these applications will encounter intense competition and be highly price sensitive. While we are currently developing and introducing new products for these applications, we cannot assure you that these products will reach the market on time, will satisfactorily address customer needs, will be sold in high volume, or will be sold at profitable margins.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED, AND WE ORDER MATERIALS IN ADVANCE OF ANTICIPATED CUSTOMER DEMAND. THEREFORE, WE HAVE LIMITED ABILITY TO REDUCE EXPENSES QUICKLY IN RESPONSE TO ANY REVENUE SHORTFALLS.

    Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for the following reasons:

    - significant pricing pressures that occur because of declines in selling prices over the life of a product;

    - sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

    - the reduction, rescheduling or cancellation of customer orders.

    In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers and foundries, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

BECAUSE OUR FLASH MEMORY PRODUCTS TYPICALLY HAVE LENGTHY SALES CYCLES, WE MAY EXPERIENCE SUBSTANTIAL DELAYS BETWEEN INCURRING EXPENSES RELATED TO RESEARCH AND DEVELOPMENT AND THE GENERATION OF REVENUES.

    Due to the flash memory product cycle we usually require more than nine months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take three months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional six months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

WE FACE INTENSE COMPETITION FROM COMPANIES WITH SIGNIFICANTLY GREATER FINANCIAL, TECHNICAL AND MARKETING RESOURCES THAT COULD ADVERSELY AFFECT OUR ABILITY TO INCREASE SALES OF OUR PRODUCTS.

    We compete with major domestic and international semiconductor companies, many of which have substantially greater financial, technical, marketing, distribution, and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor memory components and have recently added significant capacity for such production. Our memory products, which presently account for substantially all of our revenues, compete principally against products offered by Intel, Advanced Micro Devices, Atmel, STMicroelectronics, Sanyo, Winbond Electronics and Macronix. If we are successful in developing our high density products, these products will compete principally with products offered by Intel, Advanced Micro Devices, Fujitsu, Sharp, Samsung Semiconductor, SanDisk and Toshiba, as well as any new entrants to the market.

    In addition, we may in the future experience direct competition from our foundry partners. We have licensed to our foundry partners the right to fabricate products based on our technology and circuit design, and to sell such products worldwide, subject to our receipt of royalty payments.

    Competition may also come from alternative technologies such as ferroelectric random access memory, or FRAM, or other developing technologies.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND, THEREFORE, OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

    The markets for our products are characterized by:

    - rapidly changing technologies;

    - evolving and competing industry standards;

    - changing customer needs;

    - frequent new product introductions and enhancements;

    - increased integration with other functions; and

    - rapid product obsolescence.

    To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

    In addition, products for communications applications are based on continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards.

    We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY DESIGN ENGINEERING, SALES, MARKETING AND EXECUTIVE PERSONNEL AND OUR ABILITY TO IDENTIFY, RECRUIT AND RETAIN ADDITIONAL PERSONNEL.

    We are highly dependent on Bing Yeh, our President and Chief Executive Officer, as well as the other principal members of our management and engineering staff. There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of flash memory technology. Competition is especially intense in Silicon Valley, where our corporate headquarters is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our anticipated growth is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key design engineers or other technical and management personnel could harm our business.

OUR ABILITY TO COMPETE SUCCESSFULLY WILL DEPEND, IN PART, ON OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WE MAY NOT BE ABLE TO PROTECT.

    We rely on a combination of patent, trade secrets, copyright and mask work production laws and rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. For example, in 1998, we filed suit against Winbond Electronics Corporation alleging breach of contract and breach of covenant of good faith and fair dealing and are seeking an injunction prohibiting Winbond from using any of our licensed technology. Winbond has responded by denying the claims and asserting counterclaims.

    We own 22 patents in the United States relating to our products and processes, and have filed for several more. In addition, we hold two patents in Europe, one patent in Germany and additional foreign patent applications have been filed in Europe, Japan, Taiwan and Canada. We cannot assure you that any pending patent application will be granted. Our operating results could be seriously harmed by the failure to protect our intellectual property.

IF WE ARE ACCUSED OF INFRINGING THE INTELLECTUAL PROPERTY RIGHTS OF OTHER PARTIES WE MAY BECOME SUBJECT TO TIME-CONSUMING AND COSTLY LITIGATION. IF WE LOSE, WE COULD SUFFER A SIGNIFICANT IMPACT ON OUR BUSINESS AND BE FORCED TO PAY DAMAGES.

    Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages which could seriously harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims.

    Over the past three years we were sued both by Atmel Corporation and Intel Corporation regarding patent infringement issues and by Winbond Electronics Corporation regarding our contractual relationship with them. Significant management time and financial resources have been devoted to defending these lawsuits. We settled with Intel in May 1999 and the Atmel and Winbond litigation is ongoing.

    In addition to the Atmel, Intel and Winbond actions, we receive from time to time letters or communications from other companies stating that such companies have patent rights which involve our products. Since the design of all of our products is based on SuperFlash technology, any legal finding that the use of our SuperFlash technology infringes the patent of another company would have a significantly negative effect on our entire product line and operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using, selling, or importing into the United States any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could have a negative effect on our operating results.

    PUBLIC ANNOUNCEMENTS MAY HURT OUR STOCK PRICE. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock.

    OUR LITIGATION MAY BE EXPENSIVE, MAY BE PROTRACTED AND CONFIDENTIAL INFORMATION MAY BE COMPROMISED. Whether or not we are successful in our lawsuits with Winbond and Atmel, we expect this litigation to consume substantial amounts of our financial and managerial resources. At any time Winbond or Atmel may file additional claims against us, which could increase the risk, expense and duration of the litigation. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

OUR BUSINESS MAY SUFFER DUE TO RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

    During 1997, 1998, and 1999, our export product and licensing revenues accounted for approximately 87%, 93%, and 86% of our net revenues, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

    - difficulties in complying with regulatory requirements and standards;

    - tariffs and other trade barriers;

    - costs and risks of localizing products for foreign countries;

    - reliance on third parties to distribute our products;

    - longer accounts receivable payment cycles;

    - potentially adverse tax consequences;

    - limits on repatriation of earnings; and

    - burdens of complying with a wide variety of foreign laws.

    We derived 81% of our product revenue from Asia during 1999. Additionally, our major wafer suppliers and assembly and packaging subcontractors are all located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we do business, such as Japan, Taiwan and Korea, experienced severe currency fluctuation and economic deflation, which negatively impacted our total revenues and also negatively impacted our ability to collect payments from these customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation in this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash.

    It should be also be noted that we are greatly impacted by the political, economic and military conditions in Taiwan. Taiwan and China are continuously engaged in political disputes and both countries have recently conducted military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could severely negatively impact our operations, revenues, operating results, and stock price.

BECAUSE A SMALL NUMBER OF CUSTOMERS HAVE ACCOUNTED FOR, AND ARE LIKELY TO CONTINUE TO ACCOUNT FOR, A SUBSTANTIAL PORTION OF OUR REVENUES, OUR REVENUES COULD DECLINE DUE TO THE LOSS OF ONE OF THESE CUSTOMERS.

    More than half of our revenues come from a small number of customers. For example, product sales to our top 10 customers accounted for approximately 62%, 66%, and 57%, respectively, of our product revenues for 1997, 1998, and 1999. One customer accounted for 16% and 15% of product sales in 1997 and 1998. Another customer accounted for 11% and 12% of product sales in 1998 and 1999. If we were to lose any of these customers or experience any substantial reduction in orders from these customers, our revenues and operating results would suffer. In addition, the composition of our major customer base changes from year to year as the market demand for our customers' products change.

WE DO NOT HAVE LONG-TERM CONTRACTS WITH OUR CUSTOMERS AND THE LOSS OF A MAJOR CUSTOMER COULD SERIOUSLY HARM OUR BUSINESS.

    We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. An early termination by one of our major customers would likely harm our financial results as it is unlikely that we would be able to rapidly replace that revenue source.

OUR BACKLOG MAY NOT RESULT IN FUTURE REVENUE WHICH WOULD SERIOUSLY HARM OUR BUSINESS.

    Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

IF AN EARTHQUAKE OR OTHER NATURAL DISASTER STRIKES OUR MANUFACTURING FACILITY OR THOSE OF OUR SUPPLIERS, WE WOULD BE UNABLE TO MANUFACTURE OUR PRODUCTS FOR A SUBSTANTIAL AMOUNT OF TIME AND WE WOULD EXPERIENCE LOST REVENUES.

    Our corporate headquarters are located in California near major earthquake faults. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in September 1999, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

IF WE DID NOT ADEQUATELY PREPARE FOR THE TRANSITION TO YEAR 2000, OUR BUSINESS COULD BE HARMED.

    We have executed a plan designed to make our computer systems, applications, computer and manufacturing equipment and facilities year 2000 compliant. To date, none of our systems, applications, equipment or facilities have experienced any difficulties from the transition to year 2000. However, it is possible that significant difficulties could be discovered or could arise. We cannot guarantee that our year 2000 readiness plan has been successfully implemented, and actual results could still differ substantially from our plan. In addition, we have communicated with our critical suppliers to determine the extent to which we may be vulnerable to such parties' failure to resolve their own year 2000 issues. Where practicable, we have attempted to mitigate our risks with respect to the failure of these entities to be year 2000 compliant. The effect, if any, on our results of operations from any failure of such parties to be year 2000 compliant cannot yet be determined.

WE MAY REQUIRE ADDITIONAL CAPITAL IN ORDER TO BRING NEW PRODUCTS TO MARKET, AND THE ISSUANCE OF NEW EQUITY SECURITIES WILL DILUTE YOUR INVESTMENT IN OUR COMMON STOCK.

    To implement our strategy of diversified product offerings, we need to bring new products to market. Bringing new products to market and ramping up production requires significant working capital. We have in place a credit agreement with Foothill Capital Credit Corporation to provide up to $50 million of additional capital to support potential on-going working capital requirements. As of December 31, 1999, we had borrowed $19.3 million under this facility. We anticipate that we will continue to borrow under this credit facility for some time. We may also sell additional shares of our stock or seek additional borrowings or outside capital infusions. We cannot assure you that such financing options will be available on terms acceptable to us, if at all. In addition, if we issue shares of our common stock, our shareholders will experience dilution with respect to their investment.

WE DEPEND ON MANUFACTURERS' REPRESENTATIVES AND DISTRIBUTORS TO GENERATE A MAJORITY OF OUR REVENUES.

    We rely on manufacturers' representatives and distributors to sell our products and these entities could discontinue selling our products at any time. Two of our manufacturers' representatives are responsible for substantially all of our sales in Taiwan, which accounted for 28% of our product revenues during 1999. One manufacturers' representative accounted for substantially all of our sales in China, including Hong Kong, during 1999, which accounted for 24% of our total 1999 product revenues. The loss of any of these manufacturers' representatives, or any other significant manufacturers' representative or distributor could seriously harm our operating results by impairing our ability to sell our products.

OUR GROWTH CONTINUES TO PLACE A SIGNIFICANT STRAIN ON OUR MANAGEMENT SYSTEMS AND RESOURCES AND IF WE FAIL TO MANAGE OUR GROWTH, OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND DEVELOP NEW PRODUCTS MAY BE HARMED.

    Our business is experiencing rapid growth which has strained our internal systems and will require us to continuously develop sophisticated information management systems in order to manage the business effectively. We expect to complete the implementation of an Oracle enterprise resource planning and management system for our operations during the first quarter of 2000. We also plan to implement a supply-chain management system and a vendor electronic data interface system during this year. There is no guarantee that we will be able to implement these new systems in a timely fashion, that in themselves they will be adequate to address our expected growth, or that management will be able to foresee in a timely manner other infrastructure needs before they arise. Our success depends on the ability of our executive officers to effectively manage our growth. If we are unable to manage our growth effectively, our results of operations will be seriously harmed. If we fail to successfully implement the Oracle enterprise resource planning and management system, our business may suffer severe inefficiencies that may adversely impact the results of our operations.

                         RISKS RELATED TO OUR INDUSTRY

OUR SUCCESS IS DEPENDENT ON THE GROWTH AND STRENGTH OF THE FLASH MEMORY MARKET.

    All of our products, as well as all new products currently under design, are stand-alone flash memory devices or devices embedded with flash memory. A memory technology other than SuperFlash may be adopted as an industry standard. Our competitors are generally in a better financial and marketing position than we are from which to influence industry acceptance of a particular memory technology. In particular, a primary source of competition may come from alternative technologies such as FRAM devices if such technology is commercialized for higher density applications. To the extent our competitors are able to promote a technology other than SuperFlash as an industry standard, our business will be seriously harmed.

THE SELLING PRICES FOR OUR PRODUCTS ARE EXTREMELY VOLATILE AND HAVE HISTORICALLY DECLINED. IN ADDITION, THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS, AS WE EXPERIENCED IN 1997 AND 1998.

    The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, the industry has also experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles and declines in general economic conditions. Downturns of this type occurred in 1997 and 1998. These downturns have been characterized by diminished product demand, production over-capacity and accelerated decline of average selling prices, and in some cases have lasted for more than a year. Our business could be harmed by industry-wide fluctuations in the future. The flash memory products portion of the semiconductor industry, from which we derived substantially all of our revenues in 1998, continued to suffer from excess capacity in 1998, which resulted in greater than normal price declines in our markets, which unfavorably impacted our revenues, gross margins and profitability. While these conditions improved in 1999, if they were to resume our growth and operating results would be harmed.

THERE IS SEASONALITY IN OUR BUSINESS AND IF WE FAIL TO CONTINUE TO INTRODUCE NEW PRODUCTS THIS SEASONALITY MAY BECOME MORE PRONOUNCED.

    Sales of our products in the consumer electronics applications market are subject to seasonality. As a result, sales of these products are impacted by seasonal purchasing patterns with higher sales generally occurring in the second half of each year. In 1998 and 1999 this seasonality was partially offset by the introduction of new products as we continued to diversify our product offerings. If we fail to continue to introduce new products, our business may suffer and the seasonality of a portion of our sales may become more pronounced.

                         RISKS RELATED TO THIS OFFERING

WE EXPECT THE PRICE OF OUR COMMON STOCK TO BE HIGHLY VOLATILE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

    Our common stock is quoted for trading on The Nasdaq Stock Market's National Market. The market price for our common stock may continue to be highly volatile for a number of reasons including:

    - fluctuations in our quarterly or yearly operating results;

    - our status as a technology company;

    - the rapid pace of technological change;

    - the uncertainty of our business transactions;

    - the contents of news, security analyst reports or other information forums;

    - changes in earnings estimates by analysts;

    - market conditions in the industry;

    - announcements by competitors;

    - the status of our litigation;

    - regulatory actions;

    - general economic conditions; and

    - broad market trends unrelated to our performance.

    In addition, stock prices for many technology companies fluctuate widely for reasons which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as recessions or military conflicts, may significantly and negatively affect the market price of our common stock.

WE HAVE IMPLEMENTED SOME ANTI-TAKEOVER PROVISIONS, INCLUDING A SHAREHOLDER RIGHTS PLAN, THAT MAY PREVENT OR DELAY AN ACQUISITION OF US THAT MIGHT BE BENEFICIAL TO OUR SHAREHOLDERS.

    Provisions of our amended and restated articles of incorporation and bylaws, as well as provisions of California law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

    - the ability of our board of directors to issue without shareholder approval "blank check" preferred stock to increase the number of outstanding shares and thwart a takeover attempt;

    - limitations on who may call special meetings of shareholders;

    - prohibitions of stockholder action by written consent, thereby requiring all shareholder actions to be taken at a meeting of our stockholders; and

    - advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In May 1999, our board of directors adopted a share purchase rights plan, commonly referred to as a "poison pill." In addition, the terms of our stock option plan may discourage, delay or prevent a change in our control.

                                USE OF PROCEEDS

    The net proceeds we will receive from the sale of 3,500,000 shares of common stock offered by us will be approximately $181.3 million, or $208.7 million if the underwriters' over-allotment option is exercised in full, assuming a public offering price of $55.1875 and after deducting the underwriting discounts and commissions and estimated offering expenses. In addition, we will receive approximately $9.3 million from the sale of 168,000 shares in the private placement at the assumed public offering price.

    We intend to use the proceeds of this offering primarily for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses or technologies. We are currently investigating arrangements with major wafer manufacturers that could provide us with long-term production capacity commitments to enable us to grow our business. Such arrangements would likely involve a substantial capital commitment by us. No agreements or understandings are presently in effect with respect to such transactions. Pending such uses, we expect to invest the net proceeds in short-term, interest-bearing, investment grade securities.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting
agreement dated       , 2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Salomon Smith
Barney Inc., C.E. Unterberg, Towbin, Fahnestock & Co. Inc., and Kaufman Bros., L.P. are acting as representatives, the following respective numbers of shares of common stock:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Salomon Smith Barney Inc....................................
C.E. Unterberg, Towbin......................................
Fahnestock & Co. Inc........................................
Kaufman Bros., L.P..........................................
                                                              ---------
  Total.....................................................  3,500,000
                                                              =========

    The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

    We have granted the underwriters a 30-day option to purchase up to 525,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

    The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other broker/dealers. After the public offering, the public offering price and concession and discount to broker/dealer may be changed by the representatives.

    The following table summarizes the compensation and estimated expenses we will pay.

                                                    PER SHARE                           TOTAL
                                         -------------------------------   -------------------------------
                                            WITHOUT            WITH           WITHOUT            WITH
                                         OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                         --------------   --------------   --------------   --------------
Underwriting discounts and commissions
  payable by SST.......................     $                $                $                $
Expenses payable by SST................     $                $                $                $

    We, our directors and our executive officers have agreed that we and they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except that we can issue shares pursuant to the exercise of employee stock options outstanding on the date hereof and that each of our officers and directors may sell up to 10,000 of their shares without consent.

    We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

    Our common stock is traded on The Nasdaq National Market under the symbol "SSTI."

    The representatives on behalf of the underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934.

    - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

    - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

    - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

    - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

    - In "passive" market making, market makers in the securities who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the securities until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATION OF PURCHASERS

    Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

    The validity of the shares of common stock being sold in this offering and other legal matters relating to the offering will be passed upon for us by Cooley Godward LLP, Palo Alto, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

                                    EXPERTS

    The financial statements and the related financial statement schedule incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the aurthority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement, which term shall include any amendment to the registration statement, on Form S-3 under the Securities Act of 1933 with respect to the shares of common stock offered by our company. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the Registration Statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the Commission. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon the payment of fees prescribed by it. The Securities and Exchange Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it. Our common stock is listed on the Nasdaq National Market, and you may also inspect copies of these reports, proxy statements and other information at the offices of The Nasdaq Stock Market, 1735 K Street, N.W., Washington DC 20006.

                     INFORMATION INCORPORATED BY REFERENCE

    The Commission allows us to "incorporate by reference" our publicly filed documents into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information included in those documents is considered part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the Commission prior to the date of this prospectus, while information that we later file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    The following documents filed with the SEC are incorporated by reference in this prospectus:

        1.  Our Annual Report on Form 10-K for the year ended December 31, 1999.

        2. All other filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the end of the fiscal year covered by the annual report referred to in (1) above.

        3. The description of our common stock in our registration statement on Form 8-A filed with the Commision on October 5, 1995, including any amendments or reports filed for the purpose of updating such description.

        4. All of the filings pursuant to the Securities Exchange Act after the date of filing of the original registration statement and prior to the effectiveness of the Registration Statement.

    We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Investor Relations, 1171 Sonora Court, Sunnyvale, California 94086,
telephone:(408) 735-9110.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus.

    Because the risk factors in this prospectus could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                   [SST LOGO]

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered hereby. All amounts are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee.........  $   58,344
NASD filing fee.............................................      22,600
Nasdaq National Market additional listing fee...............      17,500
Accounting fees and expenses................................     250,000
Legal fees and expenses.....................................     650,000
Printing and engraving......................................     150,000
Blue sky fees and expenses..................................       5,000
Transfer agent fees and expenses............................      15,000
Miscellaneous...............................................      31,556
                                                              ----------
  Total.....................................................  $1,200,000
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 317 of the California Corporations Code allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Article V of our articles of incorporation and Article X of our bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code. Our articles of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by California law. We believe that indemnification under our articles of incorporation covers negligence and gross negligence on the part of indemnified parties.

    We have entered into indemnification agreements with each of our directors and officers. These agreements, among other things, require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of SST, arising out of person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

    The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the underwriters of SST, our directors, our officers who sign the Registration Statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
         1.1*           Form of Underwriting Agreement.

         5.1*           Opinion of Cooley Godward LLP.

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

        23.1*           Consent of Cooley Godward LLP.

        24.1            Power of Attorney. See signature page.

------------------------

*   To be filed by amendment.

ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

        (1) That for purposes of determining any liability under the Securities Act, the information omitted from the form of this prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) That for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on February 24, 2000.

                                                       SILICON STORAGE TECHNOLOGY, INC.

                                                       By:  /s/ BING YEH
                                                            -----------------------------------------
                                                            Bing Yeh
                                                            President and Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Bing Yeh and Jeffrey L. Garon, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith,
(iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his substitutes may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----
/s/ BING YEH                                      President, Chief Executive         February 24, 2000
--------------------------------------              Officer and Director (PRINCIPAL
Bing Yeh                                            EXECUTIVE OFFICER)

/s/ JEFFREY L. GARON                              Vice President Finance &           February 24, 2000
--------------------------------------              Administration, Chief Financial
Jeffrey L. Garon                                    Officer and Secretary
                                                    (PRINCIPAL FINANCIAL AND
                                                    ACCOUNTING OFFICER)

/s/ YAW WEN HU                                    Senior Vice President, Operations  February 24, 2000
--------------------------------------              and Process Development and
Yaw Wen Hu                                          Director

                   SIGNATURE                                    TITLE                      DATE
                   ---------                                    -----                      ----
/s/ TSUYOSHI TAIRA                                Director                           February 24, 2000
--------------------------------------
Tsuyoshi Taira

/s/ RONALD CHWANG                                 Director                           February 24, 2000
--------------------------------------
Ronald Chwang

/s/ YASUSHI CHIKAGAMI                             Director                           February 24, 2000
--------------------------------------
Yasushi Chikagami

                                    EXHIBITS

       EXHIBIT
       NUMBER                             DESCRIPTION OF DOCUMENT
---------------------   ------------------------------------------------------------
         1.1*           Form of Underwriting Agreement.

         5.1*           Opinion of Cooley Godward LLP.

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

        23.1*           Consent of Cooley Godward LLP.

        24.1            Power of Attorney. See signature page.

------------------------

*   To be filed by amendment.